Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Year ended December 31,
	2005	2004	2003	2002	2001
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effects of accounting changes	$88,707	$112,020	$95,667	$(129,449)	$(391,532)

Undistributed income of less than 50% owned equity investees	—	—	—	—	(939)
Minority interest in (loss) income of majority owned subsidiaries with fixed charges	(201)	474	539	527	(885)
Add: fixed charges as adjusted (from below)	121,464	138,983	160,120	179,538	243,549

	$209,970	$251,477	$256,326	$50,616	$(149,807)

Fixed charges:
Interest expense:
Corporate	$92,945	$109,246	$130,727	$152,149	$205,896
Amortization of debt cost	10,788	10,047	9,237	7,102	6,106
1/3 of rental expense	17,731	19,690	20,156	20,287	31,547

Fixed charges	121,464	138,983	160,120	179,538	243,549
Less: Capitalized interest	—	—	—	—	—

Fixed charges as adjusted	$121,464	$138,983	$160,120	$179,538	$243,549

Ratio (earnings divided by fixed charges)	1.73	1.81	1.60	A	A
A.	During the year ended December 31, 2002 and 2001 the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes and cumulative effects of accounting changes of $128,922 and $393,356 for the year ended December 31, 2002 and 2001, respectively.